UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)


Visual Networks, Inc.

(Name of Issuer)

Common Stock,
(Title of Class of Securities)

928444108
(CUSIP Number)
		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
153 East 53rd Street		Lowenstein Sandler PC
New York, New York  10022		65 Livingston Avenue
			Roseland, New Jersey  07068
			(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2005
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No.   928444108
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	0*
	Shares Beneficially	8.	Shared Voting Power:      10,728,923*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0*
	Person With	10.	Shared Dispositive Power:      10,728,923*

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
10,728,923*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):    25.7% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


*	This is a joint filing by Austin W. Marxe (?Marxe?) and David M.
Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 586,725 shares of Common Stock, and $1,277,401 Corporate Bonds convertible for 880,996 shares of Common Stock owned by Special Situations Cayman Fund, L.P., 1,926,881 shares of Common Stock, and $4,195,151 Corporate Bonds convertible for 2,893,208 shares of Common Stock owned by Special Situations Fund III, L.P., 980,786 shares of Common Stock, $3,685,340 Corporate Bonds convertible for 2,541,614 shares of Common Stock, and 122,356 Warrants owned by Special Situations Private Equity Fund, L.P., 26,019 shares of Common Stock, $130,291 Corporate Bonds Convertible for 89,856 shares of Common Stock and 5,813 Warrants owned by Special Situations Technology Fund, L.P. and 154,081 shares of common stock, $711,818 Corporate Bonds convertible for 490,909 and 29,710 warrants owned by Special Situations Technology Fund II, L.P.
  See Items 2 and 5of this Schedule 13D for additional information.


Item 1.	Security and Issuer.
	This schedule related to the common stock, corporate bonds and warrants of Visual Networks, Inc. (the ?Issuer?). The Issuer?s principal executive officers are located at 2092 Gaither Road, Rockville, MD 20850.

Item 2.	Identity and Background.
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF3?). Marxe and Greenhouse are also members of MG Advisers L.L.C. (?MG?), the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. (?SSPE?), and members of SST Advisers, L.L.C. (?SSTA?), the general partner of and investment adviser to Special Situations Technology Fund, L.P. (?Technology?) and the Special Situations Technology Fund II, L.P. (?Tech II?) (SSF3, Cayman, SSPE, Technology and Tech II will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, is 153 East 53rd Street, 55th Floor, New York NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.

		Cayman owns 586,725 shares of Common Stock and $1,277,401 Corporate
Bonds convertible for 880,966 shares of Common Stock, or 4.1% of the shares outstanding, SSF3 owns 1,926,881 shares of Common Stock and $4,195,151
Corporate Bond convertible for 2,893,208 shares of Common Stock, or 12.8% of the shares outstanding, SSPE owns 980,786 shares of Common Stock, $3,685,340
Corporate Bond convertible for 2,541,614 shares of Common Stock and 122,356
Warrants, or 9.8% of the outstanding shares, Technology owns 26,019 shares of
Common Stock, $130,291 Corporate Bond convertible for 89,856 share of Common
Stock and 5,813 Warrants or .3% of the shares outstanding, and Tech II owns
154,081 shares of common stock, $711,818 Corporate Bond convertible for
490,909 shares of Common Stock and 29,710 warrants or 1.9% of the outstanding shares.  Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of the Funds. Messrs.
Marxe and Greenhouse are deemed to beneficially own a total of 3,674,492 shares of Common Stock, $10,000,000 Corporate Bonds convertible for 6,896,552 shares of Common Shares and 157,879 Warrants or 25.7% of the outstanding shares.


		The following table reflects the acquisition of 5% Convertible Debentures (CD) at $1.45, purchased pursuant to the August 2005 Private
Offering:

No transactions occurred within the last sixty days.

A.  Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price

(Purchases)


	August 2005	                     $1,277,401

Date
Quantity
Average Price

(Sales)








         B.  Special Situations Private Equity Fund, L.P.

Date
Quantity
Average Price

(Purchases)


	August 2005	$2,135,340

Date

Quantity

Average Price

(Sales)






C.  Special Situations Technology Fund, L.P.

Date
Quantity
Average Price


(Purchases)

	August 2005	               $56,648

Date

Quantity

Average Price

(Sales)





D  Special Situations Technology Fund II, L.P.

Date
Quantity
Average Price


(Purchases)

	August 2005	                     $335,461

Date

Quantity

Average Price

(Sales)




E.	Special Situations Fund III, L.P.

Date
Quantity
Average Price


(Purchases)

	August 2005               	     $4,195,151

Date

Quantity

Average Price

(Sales)





Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

		No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and
Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

	Joint Filing Agreement.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 9, 2005



	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13D to which this agreement is attached is filed on behalf of each of them.



	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse










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